November 5, 2019

Daniel Yong Zhang
Chief Executive Officer
Alibaba Group Holding Ltd
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong

       Re: Alibaba Group Holding Ltd
           Form 20-F for the Fiscal Year Ended March 31, 2019
           Response Dated October 25, 2019
           File No. 001-36614

Dear Mr. Yong Zhang:

       We have reviewed your October 25, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 26, 2019 letter.

Form 20-F for the Fiscal Year Ended March 31, 2019

Item 18. Financial Statements
Notes to Consolidated Financial Statements
4. Significant restructuring transaction, mergers and acquisitions and investments
(b) Acquisition of Alibaba Pictures Group Limited ("Alibaba Pictures"), page
F-41

1.    We note your response to comment 2 and have the following comments:

           Please tell us whether you identified any related parties for purposes of your consolidation analysis under ASC 810. If so, tell us how you considered these related parties when concluding it was appropriate to deconsolidate Alibaba Pictures in June
           2015 and to consolidate it in March 2019.
 Daniel Yong Zhang
FirstName LastNameDaniel Yong Zhang
Alibaba Group Holding Ltd
Comapany 5, 2019
November NameAlibaba Group Holding Ltd
November 5, 2019 Page 2
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FirstName LastName

              Please tell us if you own financial instruments in Alibaba Pictures, such as options, warrants, and convertible instruments, that provide you with potential voting rights.
              If so, tell us whether and how you considered such items in the determination of whether you had a controlling financial interest during the periods you did not consolidate Alibaba Pictures. Regardless of whether you considered these potential voting rights in your analysis, ensure that you provide us with a comprehensive narrative of the instruments you currently own and have historically owned. Detail the number of additional shares issuable upon exercise or conversion and your potential ownership percentage on a fully-diluted basis and explain whether such items are currently exercisable or convertible, in or out of the money, and whether they had nominal exercise prices.

              We note that you did not consolidate Alibaba Pictures from June 2015 through March
              2019, a timeframe when your ownership percentage approached but did not exceed
              50%. Provide us with a comprehensive rollforward of the composition of Alibaba
              Picture's Board of Directors and executive officers immediately prior to, during, and immediately after this timeframe. In doing so, provide us with the name, background, and employment of each director and executive officer, the start and end dates of each individual's term or tenure, and clarify whether or not you voted for or nominated each individual. To the extent applicable, explain if and how you immediately lost board control at the time of the March 2015 financing round that diluted your ownership percentage to 49.5%. Ensure you appropriately identify the individuals who are your officers or employees and all individuals associated with your related parties and affiliates.
(c) Acquisitions and integration of Rajax Holding ("Ele.me") and Koubei Holding Limited
("Koubei"), page F-43

2.       We note your response to comment 3 and have the following comments:

              It appears from your response that you determined the fair value of both the approximately 17% equity interest in Ele.me that you gave up in this transaction to acquire an additional 30% equity interest in Koubei and the 42% previously held equity interest in Koubei that you revalued based on a valuation of the post-
              integration company. Please tell us in more detail how the valuation of the post-
              integration company was allocated between Ele.me and Koubei to allow you to determine the fair value of the Ele.me or Koubei equity on a stand-alone basis.

              We note that you had discontinued applying the equity method to Koubei pursuant to the guidance in ASC 323-10-35-20. Please quantify for us your share of Koubei's cumulative unrecognized losses at the date you acquired control.

              We note that you accounted for the increase in your effective equity interest in
 Daniel Yong Zhang
Alibaba Group Holding Ltd
November 5, 2019
Page 3
              Koubei as a step acquisition of Koubei. Please provide us with your analysis of whether it would be appropriate under US GAAP to treat a portion of the additional investment in Koubei as the funding of prior losses and limit the Koubei revaluation gain by your share of unrecognized losses.


     You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or
Jennifer
Thompson, Accounting Branch Chief, at (202) 551-3737 with any questions.



FirstName LastNameDaniel Yong Zhang                           Sincerely,
Comapany NameAlibaba Group Holding Ltd
                                                              Division of
Corporation Finance
November 5, 2019 Page 3                                       Office of Trade &
Services
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